Filed by HomeGrocer.com, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: HomeGrocer.com, Inc.
                                                   Commission File No. 000-29789

FOR IMMEDIATE RELEASE, 7 AM (EDT)

                      WEBVAN AND HOMEGROCER AGREE TO MERGE

                        Combination Expands Market Reach,
        Strengthens Competitive Position & Creates Economic Efficiencies

FOSTER CITY, CA and KIRKLAND, WA (26 June 2000) - Webvan Group, Inc. (Nasdaq:
WBVN) and HomeGrocer.com, Inc. (Nasdaq: HOMG) today announced they have entered into a definitive merger agreement under which Webvan will acquire HomeGrocer.com in a stock-for-stock transaction. The transaction is valued at approximately $1.2 billion, based on last Friday's closing price of $8.72 per share of Webvan stock.

The merger unites two of the leading online retailers that have personalized delivery capabilities. The combined company will operate under the name Webvan Group, Inc.

The combination is expected to extend Webvan's market reach to a total of 13 U.S. metropolitan areas by the end of 2000. Webvan and HomeGrocer currently operate in nine major metropolitan areas. By the end of the year, as a result of the merger Webvan expects to serve metropolitan area markets in Atlanta, Baltimore, Bergen County (NJ), Chicago, Dallas, Los Angeles, Orange County (CA), Portland (OR), Sacramento, San Diego, San Francisco, Seattle, and Washington, D.C.

Under the terms of the agreement, HomeGrocer.com stockholders will receive
1.07605 shares of Webvan common stock in exchange for each HomeGrocer.com share held. Approximately 138 million shares of Webvan stock will be exchanged for all currently outstanding shares of HomeGrocer.com.

The companies expect the transaction to close late in the third quarter or early fourth quarter of 2000, upon satisfaction of customary closing conditions and upon receipt of governmental and shareholder approvals. The merger will be accounted for as a purchase transaction. The proposed merger was unanimously approved by the boards of directors of both companies.

"Webvan's combination with HomeGrocer harnesses the energy and resources of both organizations and creates an even more attractive shopping proposition for consumers - one that will draw them out of traditional stores and into our Internet marketplace," said George T. Shaheen, president and chief executive officer of Webvan Group, Inc. "Clearly, the online marketplace is evolving. With this merger, we are moving early and aggressively to consolidate two successful companies to build a strong 'Last-Mile' Internet retailer.

                                    - more -

2/2/2/2

"Webvan and HomeGrocer present an extraordinarily good business fit," Shaheen continued. "This merger will reduce our combined capital needs and enhance our financial strength. It generates significant marketing and operating efficiencies. It is also a good fit from the standpoint of market reach, expansion, and fulfillment and distribution infrastructure."

Mary Alice Taylor, chairman and chief executive officer of HomeGrocer.com, said, "This merger establishes a clear leader in the online shopping segment. We believe this combination will create greater shareholder value for both companies, and will position the unified company for strong future growth.

"Our people are our strength, and we believe Webvan's employees share our customer-centered approach to business," Taylor continued. "Together, we will have the talent, technology, resources and scope to build a powerful physical portal into the home and revolutionize the way people shop."

Upon completion of the acquisition, Webvan's founder Louis Borders will remain as chairman of the board of Webvan Group, Inc. and Shaheen will continue as president and chief executive officer of the combined company. In addition, two new members will join Webvan's board of directors.

"This merger makes tremendous sense from every perspective," said Jim Barksdale, partner of The Barksdale Group, who will be joining the Webvan board. "The combination of Webvan and HomeGrocer creates a powerful Internet retailer with broad market reach. The convenience of the Internet's total shopping experience will be the hallmark of the combined companies."

(In addition to Borders and Shaheen, Webvan's current board of directors is comprised of David M. Beirne, general partner, Benchmark Capital; Michael Moritz, general partner, Sequoia Capital; Christos M. Cotsakos, chairman and chief executive officer of E*Trade Group; and Tim Koogle, chairman and chief executive officer of Yahoo!, Inc.)

Establishes Clear Industry Leader
The transaction accelerates Webvan's commitment to online retailing and building the infrastructure to be the leader in delivering the "Last Mile" of e-commerce. "Webvan has always believed in building an efficient scalable infrastructure in order to deliver the 'Last Mile' of e-commerce," Shaheen added. "With the grocery category we are able to drive frequency of contact and build strong customer relationships. We continue to augment these offerings with a broad selection of premium consumer products such as books, personal electronics, and home entertainment."

                                    - more -

3/3/3/3

Conference call
Webvan will hold a conference call to discuss the merger. The call will be held at 8:00AM (EDT) and hosted by George T. Shaheen and Mary Alice Taylor. It can be accessed by dialing (712) 271-1134. The replay of the call can be accessed by dialing (402) 998-1146 and will be available beginning today, Monday, June 26 until Monday, July 3, at 12:00 Midnight (PDT).

About Webvan
Webvan Group, Inc. is setting a new standard for Internet retailing, combining for the first time the convenience of online shopping with a personalized courier service that delivers products into customers' homes within a 30-minute window of their choosing. Through its Web site, http://www.webvan.com, Webvan offers a broad selection of quality products at competitive prices. The company's relentless focus on customer service, innovation, and value saves its customers time and money. Webvan's corporate headquarters are located in Foster City, CA.

About HomeGrocer.com
HomeGrocer.com, based in Kirkland, Wash., combines technology with highly personalized service to revolutionize the way people shop. The HomeGrocer.com system integrates its Internet Web site, www.homegrocer.com, with its customer fulfillment centers and fleet of tri-temperature trucks to deliver the highest quality products directly to consumers' homes or offices. HomeGrocer.com offers an extensive selection of groceries and household goods, including name-brand items, top-quality produce, meats, seafood and dairy products, fresh flowers, health and beauty aids, and top-selling books, videos and movies. HomeGrocer.com's shares are quoted on the Nasdaq under the symbol "HOMG."


Where You Can Find Additional Information:
Investors and securityholders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Webvan Group, Inc. and HomeGrocer.com, Inc. Investors and securityholders may obtain a free copy of the joint proxy statement/prospects (when it is available) and other documents filed by Webvan and HomeGrocer.com with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Webvan or HomeGrocer.com.

                                    - more -

4/4/4/4

Webvan and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Webvan's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Webvan's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on May 11, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Webvan. Homegrocer.com and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of HomeGrocer.com with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in HomeGrocer.com's S-1 Registration Statement filed with the Securities and Exchange Commission on December 17, 1999. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from HomeGrocer.com.

                                     - 30 -

Safe Harbor Statement under Private Securities Litigation Reform Act of 1995:
The statements contained in this press release that are not historical facts, including statements relating to enhanced financial strength, improved economic and operating efficiencies, expansion potential and infrastructure compatibility are forward-looking statements that involve certain risks and uncertainties, including but not limited to risks associated with difficulties in successfully integrating Webvan's and HomeGrocer's businesses and technologies; costs related to the merger; the availability of funds required to achieve our expansion plans; failure to obtain required stockholder or regulatory approvals of the merger; failure of the combined company to retain and hire key executives, technical personnel and other employees; difficulty of successfully managing a larger, more geographically dispersed organization; difficulties in developing relationships with suppliers of non-grocery product categories necessary to function as the last mile of e-commerce.


CONTACTS:

Media:                                                        Investors:

Bud Grebey                                                    Bob Okunski
Webvan Group, Inc.                                            Webvan Group, Inc.
650.627.3558                                                  650.627.3944

Pauline Yoshihashi                                            Dan Lee
HomeGrocer.com                                                HomeGrocer.com
425.201.7599                                                  425.201.7848

                           Webvan - HomeGrocer Merger
                                   Fact Sheet
Stock Symbols
Nasdaq:  WBVN and HOMG

Current Corporate Headquarters
Webvan Group, Inc. - Foster City, California
HomeGrocer.com - Kirkland, Washington

Total Employees
Webvan - 2,200
HomeGrocer.com - 2,000

Q-1 Revenues
Webvan - $16.3 million
HomeGrocer - $21.2 million

Current Operations
Webvan currently serves markets in Northern California and the Greater Atlanta Area, with plans to expand to the Greater Chicago Area in August, followed by Seattle, Baltimore, Washington, D.C., and Northern New Jersey in the second half of 2000.

HomeGrocer.com currently operates eight customer fulfillment centers in Seattle, Portland, Los Angeles, Orange County California, San Diego, and Dallas.

Terms of the Merger
Webvan will acquire all of the shares of HomeGrocer.com in a stock-for-stock transaction. HomeGrocer.com stockholders will receive 1.07605 shares of Webvan common stock in exchange for each HomeGrocer.com share held.

Approximately 138 million shares of Webvan stock will be exchanged for all currently outstanding shares of HomeGrocer.com.

The transaction is valued at approximately $1.2 billion, based on June 23rd closing price of WBVN stock of $8.72 per share.

Governance of the Transaction
The merger is subject to customary closing conditions and governmental and shareholder approvals.

The transaction is expected to close late in the third quarter or early fourth quarter 2000.

The combined organization will operate under the name Webvan Group, Inc.

George T. Shaheen will be the CEO & president of the combined company.

Upon completion of the merger two new members will join Webvan's board of directors. Jim Barksdale, partner of the Barksdale Group will join Webvan's board of directors.

Webvan's current board of directors is comprised of Louis borders, founder & chairman; George T. Shaheen, president & CEO; David M. Beirne, general partner, Benchmark Capital; Michael Moritz, general partner, Sequoia Capital; Christos M. Cotsakos, chairman and chief executive officer of E*Trade Group; and Tim Koogle, chairman and chief executive officer of Yahoo!, Inc.

Quotes:

George T. Shaheen, president & CEO, Webvan Group, Inc.
Webvan's combination with HomeGrocer harnesses the energy and resources of both organizations and creates an even more attractive shopping proposition for consumers - one that will draw them out of traditional stores and into our Internet marketplace. Clearly, the online marketplace is evolving. With this merger, we are moving early and aggressively to consolidate two successful companies to build a strong `Last-Mile' Internet retailer.

"Webvan and HomeGrocer present an extraordinarily good business fit. This merger will reduce our combined capital needs and enhance our financial strength. It generates significant marketing and operating efficiencies. It is also a good fit from the standpoint of market reach, expansion, and fulfillment and distribution infrastructure."

Mary Alice Taylor, chairman & chief executive officer of HomeGrocer.com
"This merger establishes a clear leader in the online shopping segment. We believe this combination will create greater shareholder value for both companies, and will position the unified company for strong future growth. Our people are our strength, and we believe Webvan's employees share our customer-centered approach to business. Together, we will have the talent, technology, resources and scope to build a powerful physical portal into the home and revolutionize the way people shop."

Louis Borders, founder & chairman, Webvan Group, Inc.
"Webvan's mission has always been to provide consumers with a complete online shopping experience. This merger will enhance Webvan's ability to quickly expand its market presence while capitalizing on Webvan's promise to deliver on the 'last mile' of e-Commerce."

Terry Drayton, founder, HomeGrocer.com
"The combination of HomeGrocer.com and Webvan will offer a compelling customer value proposition, and an unparalleled Internet shopping experience. This powerful blend of high tech and `high touch' personal service, depth of selection, quality products and customer convenience will take Internet retailing to a new level of excellence."

Jim Barksdale, partner of the Barksdale Group
"This merger makes tremendous sense from every perspective. The combination of Webvan and HomeGrocer creates a powerful Internet retailer with broad market reach. The convenience of the Internet's total shopping experience will be the hallmark of the combined companies."

E-Mail Message to All Employees
from George T. Shaheen and Mary Alice Taylor

Date:    26 June 2000
To:      All Employees of Webvan Group, Inc. and HomeGrocer.com, Inc.
From:    George T. Shaheen & Mary Alice Taylor

We are very excited to announce the agreement for the merger of Webvan Group, Inc. and HomeGrocer.com, Inc.

Uniting Two Great Organizations
This merger will combine the power of two great companies. It provides clear and important benefits for our customers and shareholders, and for you, the employees of both organizations. Together we can build a company that is stronger and faster than either organization by itself.

Webvan and HomeGrocer share a business vision that is reflected by the employees of both companies. We believe that this common business philosophy will play an important role in facilitating a successful union of our two great companies into a single more powerful enterprise.

We fully understand, however, that the integration of our two organizations is not something that will happen spontaneously. We have given careful thought to its implications on you and your families. Throughout this process, every effort will be made to keep you informed and to address any questions that may arise.

All-Hands Meeting
From 10:30 - 11:30 (PDT) this morning, we will be hosting an All-Hands meeting for employees of both companies at the Crowne Plaza Hotel, 1221 Chess Drive, Foster City, CA.

Unfortunately, it is impossible for us to meet in person with all of you in one location. Therefore, we will be video broadcasting our meeting via a satellite link to HomeGrocer offices in Kirkland and Bellevue.

A toll-free telephone number has been set up for those of you who cannot attend the meeting at one of the above sites. You will also be able to call a toll-free number to hear a replay of today's meeting. The call-in number is:

o    888-827-9992
o    Replay number & password = 888-275-5257 ID# 2348

At today's meeting we will share with you what we can about the structure of our newly combined company, and answer some of the initial questions that we know may be on your mind.

Next Steps
Today, we announced an agreement to merge, but there are still many steps ahead before we can begin to operate as one company. Until this agreement is ratified by the shareholders of both our companies and the regulatory process is completed, we must operate as independent businesses.

We are counting on all of you to continue to provide the superior service that our customers and shareholders expect of us during this period. In return, we promise to be responsive to your questions and concerns and are committed to open and timely communications.

Throughout this process, we also promise that every employee, at every level in both organizations, will be treated with respect. Our employees are the most important ingredients in our businesses. The value of this merger comes from the power of our combined workforce, our shared business vision, and our mutual respect for each other.

We hope you share our enthusiasm about today's announcement. You are going to be learning a lot more about our new company in the coming days and weeks.

Together, we will be building a very special company.

                                                     George and Mary Alice

                               All-Hands Meeting
                        June 26, 2000 -- 10:30a.m. (PDT)

Good morning - or for those of you who are joining us by phone from points-east
- good afternoon. I want to thank you for joining us today.

I am George Shaheen, president and CEO of Webvan.

Joining me is Mary Alice Taylor, the chairman and CEO of HomeGrocer.com

As you are all aware, this morning we announced a merger agreement between Webvan and HomeGrocer.

I am personally very excited about this agreement, and I hope all of you share my enthusiasm regarding this important milestone in the history of our two companies.

This morning, Mary Alice and I will share with you some of the details of this announcement and outline some of the steps we must take to combine two successful organizations into one great company.

I'd like to take a moment to go over the format of this morning's meeting. In the meeting room with us this morning are Associates from Webvan's corporate offices in Foster City, California. This meeting is being broadcast via satellite to HomeGrocer's corporate offices in Bellevue and Kirkland, Washington, and Associates from both companies are joining us by phone from locations across the country.

Following our comments, we will hold a brief question and answer session for those of you present in our meeting room in Foster City. Tomorrow morning at 9:30, Mary Alice and I will be hosting an All-corporate meeting for HomeGrocer employees at the Factoria Theater in Bellevue, where we will be able to take your questions in person. And, over the next few days, Mary Alice, I, and other members of our management teams will be traveling across the country to meet with Associates and answer your questions.

I know I can speak for Mary Alice in stating that the most important ingredients in this proposed merger are you - the fantastic employees of Webvan and HomeGrocer.

The value of this merger comes from the combined power of our employees and our shared business vision and mutual respect for each other.

We recognize that this news is a surprise for most of you and that it raises several questions.

Mary Alice and I - as well as the management teams of both organizations, are committed to regularly communicating with all of you in an open and timely manner.

This morning we will share with you what we can about the structure of our newly combined company, and answer some of the initial questions that we know may be on your mind. I ask your patience and understanding if we are unable to answer some of your questions. We don't have all the answers yet, but we will get information out as soon as possible.

Webvan's combination with HomeGrocer harnesses the energy and resources of both organizations and creates an even more attractive shopping proposition for consumers - one that will draw them out of traditional stores and into our Internet marketplace.

Clearly, the online marketplace is evolving. With this merger, we are moving early and aggressively to consolidate two successful companies to build a strong and pure Internet retailer.

Through this merger we will extend our combined market reach to a total of 13 U.S. metropolitan areas by the end of 2000. By the end of the year, we expect to serve markets in

     o        Atlanta
     o        Baltimore
     o        Bergen County (NJ)
     o        Chicago
     o        Dallas
     o        Los Angeles
     o        Orange County (CA)
     o        Portland (OR)
     o        Sacramento
     o        San Diego
     o        San Francisco
     o        Seattle, and
     o        Washington, D.C.

We anticipate the transaction to be completed late in the third quarter or early fourth quarter, upon the customary government and shareholder approvals.

As the merger works its way through the approval process, Associates of both Webvan and HomeGrocer will be preparing organizational and operating plans so we can move quickly as soon as the merger is completed. I have asked Vivek Joshi, Webvan's vice president of program management, to serve as the executive to spearhead this integration planning.

Until this agreement is ratified by the shareholders of both our companies and the regulatory process is completed, we must operate as independent businesses.

It is of utmost importance that those of you not directly involved in the integration planning stay focused on the job at hand. During this period, we are counting on all of you to continue to provide the superior service that our customers and shareholders expect of us.

Once the merger is completed, the combined company will operate under the name Webvan Group, Inc. The primary offices of the combined company will be in Foster City, but we expect that there will continue to be an office in Kirkland with significant responsibilities in the new company.

Remember, that this is a long process, not an overnight event.

At present, no decisions have been made regarding personnel or organizational structure beyond the senior-most management level. Until the merger is complete, each company will make its own decisions about its operations. I want to assure you that any future decisions about our organizational structure will be made with careful evaluation.

Our integration will take time and cooperation, but I hope all of you will recognize that this merger will bring an opportunity for growth, providing exciting opportunities for qualified employees of both companies.

Individually, both Webvan and HomeGrocer, have demonstrated the success of offering consumers a complete and personalized shopping experience.

This merger is about pooling our experience in our drive to become the #1 Internet retailer and it will create a powerful capability that redefines the competitive landscape of e-Commerce.

I'd now like to turn the podium over to Mary Alice.    Mary Alice....

         Mary Alice takes the podium

Thank you, George. We truly are excited about this merger--this transaction is about growth, about building a bigger, stronger company more quickly than either of us could have done on our own.

From day one, our goal has been to build a powerful physical portal into the home by revolutionizing the grocery industry. And now, you will be part of a bigger company that's positioned to do just that, and with the resources and scope to grow faster than we could have by ourselves. There are growth and advancement opportunities for qualified employees as this company continues to expand.

This combination makes compelling strategic sense. The combined company will have a bigger operating base, twice the revenues of either of us alone, and had pro forma about $650 million in cash at the end of May. We can scale our rollout strategies in a way that makes sense, and gets us the most bang for our buck. We can benefit from taking the best practices of both operations, and focusing on competing head-on with the bricks and mortar players. That's where the real competition is.

The most important ingredient in this whole equation is you. You make us leaders in this space, and you are the ones who make our great reputation for quality and service a reality. Our customers love our service, and it's because of you. Without you, our company would be nothing but trucks and warehouses.

We understand that this may come as a surprise. We've been in this situation ourselves, and we know that every one of you is thinking, "What does this mean for me, my family, and my ability to advance?" We are committed to getting to each of you as soon as we can with answers to your questions. As George said, we may not have all the answers today, but we're working on getting them to you promptly.

Thank you to all of our associates in Bellevue, Kirkland and at our CFCs for joining us. George and I, along with our senior managers, will be traveling around to all of our sites to meet with you face to face.

With that, I'd like to turn this back over to George...

         GTS takes the podium
I also want to thank those of you in Bellevue, Kirkland, and on telephone lines for joining us. I look forward to meeting with you personally in the immediate future.

Let's remember that we are building a very special company.


         Once broadcast feed is disconnected, GTS takes podium and opens the floor to Q&A.

Broadcast Voicemail Message To All HomeGrocer.com Employees

"Good morning. This is Mary Alice Taylor. I want to share with you some important information about our company.

"This morning, we are announcing that HomeGrocer.com has agreed to merge with Webvan Group, Inc.

"I know that this news may come as a surprise to you, but I want to assure you that this merger is a very good thing for our customers, our shareholders, and equally important - all of you. Together, we are stronger, better capitalized and more agile, and we can focus on expanding our exciting business.

"I recognize that this announcement will generate numerous questions. I want to assure you that your questions and concerns will be addressed. I ask your patience and understanding as news of this announcement unfolds.

"Later this morning, Webvan's CEO George Shaheen and I will be sending out an email that provides more details about today's announcement. George and I also will host an all-employee broadcast meeting at 10:30 Pacific Time. This meeting will be audio broadcast to all of our offices via a toll-free telephone line. Details on this meeting will be included in this morning's email. I encourage all of you to attend this meeting.

"Although this announcement may be unsettling to some, I know you can appreciate the need for us to remain focused on delivering the high-quality of service that our customers expect.

"I look forward to speaking to you soon."

"Thanks."

ROBIN ANALYST CALL

PRIVILEGED AND CONFIDENTIAL

WEBVAN

ROBIN CONFERENCE CALL

OPERATOR:  Explains format of call; introduces Bob Okunski

OKUNSKI: Thank you XXX. Good morning and thank you for participating in today's conference call to discuss the merger of Webvan and HomeGrocer. With us today from Webvan are George Shaheen, President and CEO of Webvan, Mary Alice Taylor, Chairman and CEO of HomeGrocer.com and Bob Swan, Webvan's Chief Financial Officer.

Following our comments, we will open up the call for questions

I would first like to caution you that during the course of today's call, management will make projections and forward-looking statements, regarding the company's operations and future financial performance. We'd like to remind you that these statements are predictions and that actual events and results may differ materially from those forward-looking statements. We refer you to the documents the company has filed with the Securities and Exchange Commission, including the Form 10-K dated March 30, 2000, which identify the key risk factors and uncertainties that could cause actual results to differ materially from the projections and forward-looking statements.

And now I'd like to turn the call over to George. George, please go ahead.


SHAHEEN: Thank you Bob. I want to welcome all of you to today's conference call. We are very excited to announce the merger of Webvan and HomeGrocer this morning. This merger combines the strengths of the 2 premiere online shopping and delivery companies both with the capabilities to deliver the "last mile" of e-Commerce. We believe the combination of our companies will allow us to gain geographic coverage faster with less capital outlay and redundant operating costs and concentrate our competitive focus on the 'brick and mortar' competitors.

I would like to start out by discussing the benefits that this transaction presents to our customers, employees and shareholders. I would then like to turn over the call to Mary Alice Taylor, Chairman and CEO of Homegrocer, and then to Bob Swan who will discuss the transaction in more detail. After our comments we will open up the call to questions.

First, I would like mention some highlights concerning this transaction that Bob will expand on later:

o Terms of the transaction: Approximately 1.076 shares of Webvan stock for each share of Homegrocer share representing 28.3% of the combined company

o Combined company metrics as of May 30th: 9 total markets, 264,000 active customers, shipping 6200 orders per day with an average order size of $98 with repeat orders at 75%

o Shared economic philosophies: Capitalize on the annual spend of a grocery customer of approximately $5,000 and leveraging the frequency of contact to expand on additional product offerings

o Financial highlights for 2001: By the end of 2001, we will be in 15 markets. Compared to where we would be on a standalone basis, Webvan will be generating revenues approximately 50% greater with better operating margins, and requiring approximately 50% less cash to get there



     Today, we operate complimentary business models that deliver a common internet shopping experience with delivery to the home. Individually, both the Webvan and HomeGrocer model have demonstrated the success of this personalized shopping experience. This combination is about pooling our collective experience in our goal to become the dominant "last mile" retailer and it creates a powerful capability that redefines the competitive landscape of an industry. I'll get into greater detail later on but the purpose of this transaction is simple:

TO:

1.       Accelerate our market presence
2.       Target Competitive Focus
3.       Improved Operational and Financial Strength


 Our vision from the beginning has been to be the provider of the "last mile" of e-commerce. In order to do this we need to build a scalable, replicable infrastructure that is able to handle the rapid rise in e-commerce shopping. We chose to start with groceries to achieve operational density, and order frequency. By delivering these products to our customers' homes within a 30-minute window of their choosing, we have established strong relationships that we are leveraging to other merchandise categories . This transaction accelerates our vision and lays the groundwork to take advantage of our combined scale.

I would now like to turn the call over to Mary Alice Taylor, Chairman and CEO of HomeGrocer. Mary Alice?

MARY ALICE: Thank you George. Over the past year, the online grocery business has grown tremendously. Forrester Research estimates that online grocery purchases alone will reach $16.8 billion by 2004. This transaction provides a powerful combination of two major on-line retailers with effective last mile capabilities and permits us to focus our attention on changing the traditional shopping experience. By leveraging the best practices of each company and combining our respective infrastructures, we are creating a stronger, more powerful company that will enable us to continue our strong growth. Both Webvan and HomeGrocer share a common vision of using technology to improve the inefficient and time-consuming task of shopping. Our goals are to provide our customers the convenience of home delivery while maintaining the highest level of service, selection and quality at competitive prices. Our similar shopping and customer service philosophies, strong fulfillment and distribution capabilities and commitment to enabling the internet `full shopping' experience results in a "win/win" not only for our customers but also for our shareholders and employees. George...

GEORGE:  Thanks Mary Alice.

Strategically, this combination makes tremendous sense and solidifies our leadership position in our industry with the ability to utilize our complementary business models to provide our customers with an unparalleled shopping experience. As for our shareholders and employees, we are creating a much stronger leader that is committed to delivering on our vision of the providing the "last mile" of e-Commerce.

Let me elaborate more on the reasons for this transactions:

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Accelerates our market presence

Specifically, this transaction will allow us to leverage the existing market presence of both companies. By the end of 2000, we anticipate that the combined company will be operating in a total of 13 metropolitan markets, increasing Webvan's overall markets served as a percentage of food and drug sales by 62%. Additionally, the combination of our two models gives us tremendous flexibility in our approach to new markets and will not only enable us to enter new markets more cost efficiently but also improve the operational performance within existing markets, realizing additional cost savings.

Target Competitive Focus

By merging our two rollout schedules, we will eliminate overlap in a number of markets. We anticipate that we will realize significant saving in capital expenditures and marketing expenses. This combination will reduce the time, money and effort to undertake marketing, operating and other focused programs to win the loyalty of internet shoppers. Rather, all competitive energies will be focused on developing long term, loyal customers to Webvan and it `total shopping experience'. These focused efforts will target where the majority of potential customers shop today - `brick and mortar' stores. Without the merger both stand alone companies had to expend monies to win the customer from the `brick and mortar' alternative and then they each had to spend additional monies to win the customer from the other. The total spend can now be more efficiently directed on the `brick and mortar' competitors with the likelihood of success enhanced.

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Improve Operating and Financial Strength

This combination will enable us to improve our operational performance by achieving greater economies of scale, leveraging the best practices of each company and eliminating HQ redundancies. Let me briefly touch on each:

         Achieve Economies of Scale

         Both companies currently have an extensive network of partners within the industry including top consumer product goods companies and national wholesalers. By combining these relationships, we will be able to strengthen and further leverage our supply chain as we increase our purchase volume and geographic footprint. These relationships will not only enable us to benefit from our larger scale by increasing our purchasing power but also offer our partners a more powerful marketing conduit as we combine our customer bases.

         Leverage Best Practices

         Each company has demonstrated tremendous success in the markets in which they operate. By combining our collective experience and existing relationships, , we can improve the operational efficiency of the combined company.

         This merger will not only enable us to share existing knowledge capital and apply it to current markets but also leverage this knowledge for future market expansion. We also believe that combining the best practices of each company will afford us greater operational efficiency. In addition to uniting our technology, we will be able to improve the overall

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         consumer shopping experience by utilizing our strong service organizations to continue to drive order frequency, customer satisfaction and further build on our existing customer relationships.

         HQ Synergies

         At this point we have made no decisions concerning headcount and will carefully look at every position throughout both organizations before doing so. Webvan and Homegrocer share a business vision that is reflected by the employees both companies. We believe that this common business philosophy will play an important role in facilitating the integration of the two companies. We anticipate that it will take roughly 6-9 months to fully integrate our technology, marketing, and corporate teams from the estimated closing date for the transaction in late third/early fourth quarter of this year. As we evaluate each organization and its synergies, we will give additional guidance in the future as to the integration costs and savings involved.

Our shared philosophies of quality, convenience, selection and customer service will hopefully enable us to achieve a leadership position in a rapidly growing industry. In today's environment, consumers are looking for ways to save time as they try to balance their work and family life. This merger will allow us to tighten our focus on changing consumer's behavior by replacing their trip to the store with an alternative that gives them back their most precious commodity - time.

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I would know like to turn the call over to Bob who will go into more detail about the combination.

Bob...

Bob:  Thanks George.

     I would like to give a little more detail on both the terms and benefits of the deal.

Under the terms of the agreement, Homegrocer.com stockholders will receive approximately1.076 shares of Webvan Group common stock in exchange for each share of Homegrocer common stock, which equates to 28.3% of the combined company. Approximately 138 million shares of Webvan Group common stock will be exchanged for outstanding shares of Homegrocer. The transaction, valued at approximately $1.2 billion based on the Friday's closing price of Webvan stock, will be accounted for as a purchase transaction. We anticipate that the transaction will close late in the third quarter or early fourth quarter.

The benefits will Accelerate our top line growth, Lower our Capital requirements, Improve our Operations and Strengthen our Balance Sheet.

 Top Line Expansion by Accelerating our Market Presence: Webvan's previuosly announced plans were to be in 15 cities by the end of '01. This combination will immediately triple our served markets from 3 to 9 major metropolitan areas. WBVN's 2 existing distribution centers serve the Bay Area, Sacramento and Atlanta markets. Homegrocer's 7 customer fulfillment centers serve LA, Orange County, Dallas, San Diego, Seattle, and Portland.

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By year end '00, we anticipate our served market to be over $100B as we add
Distribution Centers in NJ and Baltimore, and serve the Wash DC market out of our Baltimore facility. Currently, we plan on adding 2 additional distribution centers in the first half of '01, putting us in 15 markets in the next 12 months. This transaction will put us in 15 markets ...faster, resulting in revenue 50% greater than WBVN's stand alone plans.

Reducing Capital Requirements and by Merging our National Expansion Plans: The 2 companies, operating on a stand-alone basis, would compete in 9 of the 15 markets WBVN planned to be in by year-end '01. By combining the 2 companies, we will eliminate the capital, operating and marketing costs required to establish a separate brand and physical presences in these markets. We estimate that by leveraging the existing presence of each company and merging our expansion plans we will save approximately $250 million in Capital investment in '00 and 01.


More Efficient Operations: We believe we can improve operations by leveraging the best practices and relationships of the 2 companies, combining our purchasing power and eliminating redundant operations.

     - Best Practices: By leveraging the Best practices and the buying power of the two companies, we believe we can expand our gross margin 200-300 basis points, increase our average order size and improve our combined inventory turns. We believe we can achieve these benefits as we migrate to a common technology platform and service offering.

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     -    HQ Synergies: As George mentioned, we will take a look at each company as we go through the integration process in order to evaluate the redundancies inherent in the combination. While it's early for us to give specific guidance as to the cost savings, we anticipate that we will save approximately $20-30 million in headquarters and marketing costs in 2001 as we combine the headquarters operation and eliminate duplicate marketing spend.

Stronger Balance Sheet

         Our combined balance sheets showed a total cash position of approximately $650 million at the end of May --- with minimal debt. The combined company will be in 15 markets by mid 2001 and need approximately $275 million in additional capital to get there, less than 1/2 the capital required by Webvan on a stand alone basis. Additionally, in the event the capital markets remain closed, we believe the combined company has the ability under some slightly more aggressive assumptions to curtail its expansion plans and self fund its growth over time.

Guidance

We see pro-forma revenue for the combined company to be in the range of $300 to $325 million in 2000 and $1.1 to 1.2 billion in 2001. In '01, we anticipate a 500-600 basis point improvement in operating losses and requiring less than 1/2 the cash to reach our revenue target versus analyst expectations for Webvan on a stand alone basis.

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In summary, we are extremely excited about today's transaction. This combination solidifies our leadership position and gives us the flexibility needed to continue our rollout of delivering the "last mile" of E-commerce. This transaction will accelerate our presence in these 15 markets for a fraction
(43%) of the required cash, while generating revenue in excess of $1.1 billion, much quicker that either company could achieve on a stand-alone basis. We are looking forward to replicating our success across the country as we pursue our vision of making Webvan.com the destination for Internet shopping.

o Q+A

We will now open the call up for questions.